Exhibit 99.2

PLATINUM ANALYTICS CAYMAN LIMITED

F-1

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of
	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$249,983	$2,610,933
Accounts receivable, net	500	156,614
Prepayments	1,880,833	3,678,951
Total current assets	2,131,316	6,446,498

Non-current assets:
Intangible assets	35,324	39,124
Other non-current assets	4,080	4,077
Total non-current assets	39,404	43,201
TOTAL ASSETS	2,170,720	6,489,699

LIABILITIES
Current liabilities:
Accounts payable	26,997	12,804
Accrued expenses and other liabilities	122,582	209,300
Due to related parties, current	40,024	683,987
Total current liabilities	189,603	906,091

Non-current liability
Due to related parties, non-current	370,000	177,734
Total non-current liability	370,000	177,734
TOTAL LIABILITIES	559,603	1,083,825

COMMITMENTS AND CONTINGENCIES (NOTE 12)	—	—

EQUITY

Class A shares (100,000,000 shares authorized, $0.0004 par value per share, 11,205,435 and 11,205,435 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	4,482	4,482
Class B shares (25,000,000 shares authorized, $0.0004 par value per share, 6,853,674 and 6,853,674 shares issued and outstanding as of March 31, 2026 and September 30, 2025)	2,741	2,741
Additional paid in capital	16,159,051	16,159,051
Accumulated deficit	(14,551,660)	(10,764,802)
Accumulated other comprehensive loss (income)	(3,497)	4,402
Total shareholders’ equity	1,611,117	5,405,874
TOTAL LIABILITIES AND EQUITY	$2,170,720	$6,489,699

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$112,399	$1,212,264
Revenue- third parties	112,399	1,212,264
Cost of revenues	(69,121)	(573,807)
Cost of revenues- third parties	—	(110,369)
Cost of revenues- related parties	(69,121)	(463,438)
Gross profit	43,278	638,457

Operating expenses:
Selling expenses	(1,425,833)	(3,553)
General and administrative expenses	(721,494)	(497,544)
Research and development expenses	(1,876,571)	(50,739)
Research and development expenses- third parties	(885,000)	(50,739)
Research and development expenses- related party	(991,571)	—
Total operating expenses	(4,023,898)	(551,836)

(Loss) income from operations	(3,980,620)	86,621

Other income/(loss):
Foreign exchange gain/(loss)	9,056	(25,486)
Other income/(expense), net	184,706	(57,978)
Total other income/(loss)	193,762	(83,464)

(Loss)/income before income tax expense	(3,786,858)	3,157
Income tax expense	—	—
Net (loss)/income	$(3,786,858)	$3,157

Other comprehensive loss
Foreign currency translation adjustment	(7,899)	(76,902)
Total comprehensive loss	$(3,794,757)	$(73,745)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted*	18,059,109	15,759,109
(Loss)/income per share - basic and diluted*	$(0.2097)	$0.0002

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender of 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and additional paid in capital presented here are adjusted retroactively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN (DEFICIT)/EQUITY

(Expressed in U.S. dollar, except for the number of shares)

							Accumulated
	Ordinary Shares				Additional	Accumulated	Other	Total
	Class A *		Class B *		Paid-in	(Deficit)/	Comprehensive	(Deficit)/
	Shares	Amount	Shares	Amount	Capital *	Equity	Income/(Loss)	Equity
Balance at September 30, 2024 (Audited)	8,905,435	3,562	6,853,674	2,741	8,392,974	(8,742,227)	92,082	(250,868)
Net income	-	-	-	-	-	3,157	-	3,157
Foreign currency translation adjustment	-	-	-	-	-	-	(76,902)	(76,902)
Balance at March 31, 2025 (Unaudited)	8,905,435	3,562	6,853,674	2,741	8,392,974	(8,739,070)	15,180	(324,613)

Balance at September 30, 2025 (Audited)	11,205,435	4,482	6,853,674	2,741	16,159,051	(10,764,802)	4,402	5,405,874
Net loss	-	-	-	-	-	(3,786,858)	-	(3,786,858)
Foreign currency translation adjustment	-	-	-	-	-	-	(7,899)	(7,899)
Balance at March 31, 2026 (Unaudited)	11,205,435	4,482	6,853,674	2,741	16,159,051	(14,551,660)	(3,497)	1,611,117

*	The Company effected a 1:25 forward stock split on March 31, 2025 and a surrender of 45 out of every 100 shares on June 6, 2025, as a result, the shares issued and outstanding and additional paid in capital presented here are adjusted retroactively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

PLATINUM ANALYTICS CAYMAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the six months ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(3,786,858)	$3,157
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	3,800	22,830
Loss on disposal of subsidiaries	—	57,978
Changes in operating assets and liabilities:
Accounts receivable	156,114	(519,623)
Prepayments	1,798,118	8,845
Other non-current assets	—	3,936
Accounts payable	14,193	(64,549)
Contract liabilities	—	(132,492)
Accrued expenses and other liabilities	(86,718)	(38,282)
Prepaid service fee to related parties	—	315,637
Due to related parties, current	40,024	—
Net cash used in operating activities	(1,861,327)	(342,563)

Cash flows from investing activity:
Cash decreased due to disposal subsidiaries	—	(374)
Net cash used in investing activity	—	(374)

Cash flows from financing activities:
Cash advanced from related parties	—	75,605
Prepaid of offering cost	—	(16,856)
Repayments to related parties	(491,721)	—
Net cash (used in)/provided by financing activities	(491,721)	58,749

Effect of exchange rates changes on cash	(7,902)	(22,792)
Net decrease in cash	(2,360,950)	(306,980)
Cash, beginning of the period	2,610,933	323,738
Cash, end of the period	$249,983	$16,758

Supplemental cash flow disclosures:
Cash paid for income tax	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

Platinum Analytics Cayman Limited (“Platinum Cayman” or “Parent Company”) is a holding company that was incorporated under the laws of Cayman Islands on October 6, 2016. Platinum, through its wholly-owned subsidiaries (collectively, “the Company”) is engaged in offering software development services, software maintenance services and other software related services to customers.

As of March 31, 2026, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Controlled by	Percentage of direct/indirect Economic Ownership	Principal Activities
Platinum Analytics Trading Technology Limited (“Platinum BVI”)	March 14, 2017	British Virgin Island	The Company	100%	Investment Holding
Platinum Analytics Singapore Pte. Ltd (“Platinum Singapore”)	May 27, 2017	Singapore	Platinum BVI	100%	Investment Holding/ software development services development services
Platinum Analytics Hong Kong Limited (“Platinum HK”) (disposed on January 10, 2025)	October 18, 2016	Hong Kong,	The Company	100%	Investment Holding
Platinum Analytics Ronghui Technology (Shanghai) Limited (“Platinum SH”) (disposed on January 10, 2025)	January 17, 2017	People’s Republic of China (“PRC”)	Platinum HK	100%	Dormant

NOTE 2 — GOING CONCERN

The Company’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net loss of US$3,786,858 for the six months ended March 31, 2026. As of March 31, 2026, the Company’s accumulated deficits were US$14,551,660, with a positive working capital of US$1,941,713. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. Management has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months after the issuance date of these condensed consolidated financial statements.

The Company has historically depended on financing from related parties and third-party investors to support its operations. The Company’s future operations are dependent upon equity or debt financing and its ability to generate profits through operations at an indeterminate time in the future. The Company cannot assure that it will be successful in completing an equity or debt financing or in achieving or maintaining profitability in the near term. The Company’s condensed consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Notwithstanding the existence of this going concern uncertainty, the unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

F-6

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in condensed consolidated financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended September 30, 2025. The results of operations for the six months ended March 31, 2026 are not necessarily indicative of the results for the full year.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the condensed consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but not limited to valuation allowance of deferred tax assets. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Credit Losses

The Company used ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable, deposits in prepayments and other assets. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its customers and the related receivables and deposits in prepayments and other assets, which include size, types of the services or the products the Company provides, or a combination of these characteristics. The Company considers the historical credit loss experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends in assessing the lifetime expected credit losses. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

As of March 31, 2026 and September 30, 2025, the Company did not have any material amount of allowance for credit losses.

F-7

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred offering cost

Deferred offering cost consist of underwriting, legal, consulting and other expenses incurred through the reporting date that are directly related to an anticipated offering and that will be charged as a reduction against additional paid-in capital upon the completion of the offering. Should the offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operating expenses

Cash

Cash comprise cash at banks and cash on hand, which includes deposits with original maturities of three months or less with commercial banks in Singapore and Cayman Island. Disaggregation of cash by currency denomination is set out below:

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Singapore dollar	$7,216	$11,228
US dollar	242,767	2,599,705
Total	$249,983	$2,610,933

Accounts Receivable, net

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses.

Property and equipment, net

Property and equipment, net are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their estimated useful lives using the straight-line method, as follows:

Useful life
Electronic equipment	3 years

We review the estimated useful lives of these assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting periods. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

Intangible assets, net

Intangible assets, net principally comprising purchased IT system. Separately acquired IT system is shown at historical cost. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The IT system is amortized over 10 years, using the straight-line method.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2026 and 2025, respectively.

F-8

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measurements. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, amount due from a related party, accounts payable, amount due to related parties, accrued expenses and other liabilities, approximates their recorded values due to their short-term maturities.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on October 1, 2019 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from software development service, and (2) revenue from maintenance services or other similar services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

F-9

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(1)	Revenue from software development service

The Company’s software development service contracts are primarily on a fixed-price basis with no variable consideration, which require the Company to perform services including designing the software as agreed upon, delivering programming source code and other documents to customer. Upon delivery of the services, customer acceptance is generally required.

There are a list of specification or function modules defined in the contract. Each specification or module are considered related each other because none of them can be delivered to customers separately. In addition, source code and documentation to be delivered to customers is a package of final deliverables, because if the delivery without a source code, the documentation is worthless to customer. Therefore, the obligations are highly interrelated to the final outcomes of the deliverables as a customer requires. As a result, the Company identified that software development service contract contains a single performance obligation, which is to conduct a full package of software development service for the customer as agreed in contracts.

When assessing whether the performance obligation is satisfied at a point in time or over time, following three factors are considered:

(1)	When the Company provides the service, the customer does not receive the benefit simultaneously, because the software developed in progress could not be used by customer as a software for alternative development till it passes its test without a bug.

(2)	When the Company provides the service, it creates an asset. However, this asset is useful for the Company at any progress but worthless for customer, because even if the customer receives the source code from the Company, the customer is not able to modify it, utilize it, improve it or make it useful, if any bugs are detected. In addition, even if the source code is received, the customer is also not able to ask third party to modify it because the time cost to understand the programming logical is high. As a result, the customer is not able to create or enhance the asset created by the Company during the software developing progress.

(3)	The contract does not contain explicit contractual terms entitling the Company to invoice at any point throughout the contract period. In addition, according to attorney’s opinion, the Company may only retain the payment received from the customer and cannot claim service fee for the extra workload completed after last milestone payment. Furthermore, the last 3-4 milestones of most contracts are testing or warranty, which are considered as low workload, but the payment of the last 3-4 milestones takes 50% of total consideration. As a result, the Company considered that the cumulative amount of milestone payments paid by the customers is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate the Company for performance completed to date. Therefore, the Company concludes that the Company does not has an enforceable right to payment for performance completed to date.

Because of the above three factors, the Company concludes that the service should be recognized in time upon completion of the performance obligation, when the software is delivered to the customer, and pass the customer’s test.

F-10

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

(2)	Revenue from maintenance services or other similar services

The Company promised to provide maintenance services to customers during a period as defined in a contract. It is a distinct obligation as identified by the contract. When the Company provides the maintenance service, the customer received the benefit simultaneously. As a result, the revenue should be recognized over the period during which the Company provides the services to the customer. As the total price is fixed and the service is considered evenly distributed during the period, the revenue can be amortized on a straight line basis over the contract service period. No returns, refund and other similar obligations are incurred during each reporting period.

The following table disaggregates the Company’s revenue by major sources:

	For the six months ended March 31,
	2026	2025
	(Unaudited)
By revenue type
Software development services	$—	$1,093,327
Maintenance and other similar services	112,399	118,937
Total	$112,399	$1,212,264

The following table summarizes the Company’s revenues recognized at a point in time or over time:

	For the six months ended March 31,
	2026	2025
	(Unaudited)
Timing of revenue recognition
At a point in time	$—	$1,093,327
Over time	112,399	118,937
Total	$112,399	$1,212,264

Contract liability

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as a contract liability when the payment is made. Unearned revenues consist of payments received related to unsatisfied performance obligation at the end of the period, included in advance from customers in the Company’s consolidated balance sheets with the balance of nil and nil as of March 31, 2026 and September 30, 2025, respectively.

Foreign currency translation

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	March 31, 2026	March 31, 2025
RMB Balance sheet items, except for equity accounts	Not applicable	Not applicable
RMB Items in the statements of operations and cash flows	Not applicable	US$1=RMB 7.1896
SGD Balance sheet items, except for equity accounts	US$1=SGD 1.2893	US$1=SGD 1.3445
SGD Items in the statements of operations and cash flows	US$1= SGD 1.2857	US$1= SGD 1.3399

F-11

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment. The Group’s CODM uses consolidated net income (or loss) to evaluate performance against budgets and guide resource allocation decisions. As the Company’s long-lived assets are substantially located in the Singapore and substantially the Company’s revenues are derived from the Singapore, no geographical segments are presented. The Company operates and manages its business in software related services as a single segment.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Accounts receivable	$500	$156,614
Less: allowance for credit loss	—	—
Account receivable, net	$500	$156,614

No expected credit losses were recognized for accounts receivable for the six months ended March 31, 2026 and 2025, respectively. No allowance for expected credit loss was written off for the six months ended March 31, 2026 and 2025, respectively.

NOTE 5 — PREPAYMENTS

Prepayments consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Prepaid expenses(1)	$1,880,833	$3,678,951
Total	$1,880,833	$3,678,951

(1)	The balance represents the prepaid expenses to various suppliers, including but not limited to prepaid system development fee, prepaid data collection expense, prepaid marketing expense and other miscellaneous expenses.

F-12

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
IT system	$62,645	$62,597
Less: accumulated amortization	(27,321)	(23,473)
Intangible assets, net	$35,324	$39,124

Amortization expense for the six months ended March 31, 2026 and 2025 amounted to $3,800 and $5,279, respectively.

NOTE 7 —OTHER NON-CURRENT ASSETS

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Security deposit	$4,080	$4,077

NOTE 8 — RELATED PARTY BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of March 31, 2026 and September 30, 2025 and, and transactions for the six months ended March 31, 2026 and 2025 are identified as follows:

(1)	Related party with transactions and related party relationships

Name of Related Party	Relationship to the Company
Zheng, Huiyi	Chief Executive Officer (“CEO”), Chairman of the Board of Directors
Bao, Qihong	Chief Technology Officer (“CTO”) and Director of the Company
Carrie Choy	A senior officer of the Company
Shanghai Borui Finance Information Limited	An entity controlled by CEO of the Company

F-13

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTY BALANCES AND TRANSACTIONS (continued)

(2)	Significant Related Party Transactions

Purchases from a related party

	For the six months ended March 31,
	2026	2025
	(Unaudited)

Shanghai Borui Finance Information Limited - software development	$—	$253,388
Shanghai Borui Finance Information Limited- research and development	991,571	—
Total	$991,571	$253,388

The related party provided IT professional outsourcing service to the Company for the Company’s software development purpose or research and development purpose.

Cash advanced from related parties

	For the six months ended March 31,
	2026	2025
	(Unaudited)

Zheng, Huiyi	$—	$62,605
Carrie Choy	—	13,000
Total	$—	$75,605

F-14

PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Repayments of amounts due to related parties

	For the six months ended March 31,
	2026	2025
	(Unaudited)
Zheng, Huiyi	$99,734	$—
Bao, Qihong	198,000	—
Carrie Choy	193,987	—
Total	$491,721	$—

(3)	Amounts due to related parties

	March 31, 2026	September 30, 2025
	(Unaudited)	(Audited)
Amounts due to related parties
Zheng, Huiyi	$—	$99,734
Bao, Qihong(1)	370,000	568,000
Carrie Choy	—	193,987
Shanghai Borui Finance Information Limited (2)	40,024	—
Total	$410,024	$861,721

(1)	The amounts due to Bao, Qihong are interest free with amount of $370,000at maturity date of September 23, 2026. The loans can be extended for another year upon the Company’s request. On February 16, 2026, both parties agreed to extend the loan for another year, with the extended repayment date to be September 22, 2027.
(2)	The amounts represent the payable expense to the Shanghai Borui, which provided IT professional outsourcing service to the Company for the Company’s software development purpose or research and development purpose.

NOTE 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

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PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

Singapore

Under Singapore tax laws, the corporate income tax rate varies from year to year. For the six months ended March 31, 2026, the corporate income tax rate was 17%. Platinum Singapore applied the tax rate of 17% for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Singapore profits tax regulation.

The Company calculates the tax expense (benefit) for interim financial statement periods using an estimated annual effective tax rate. The Company recorded no income tax expense for the six months ended March 31, 2025 and 2026 because the estimated annual efficient tax rate were zero. As of March 31, 2026, the Company continues to maintain a valuation allowance against its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recognized no uncertain tax benefit. No penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2026 and 2025.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

NOTE 10 — DISPOSAL OF SUBSIDIARIES

On January 10, 2025, the Company sold 100% equity interest in Platinum HK, its wholly owned subsidiary, (together with Platinum SH, Platinum HK’s wholly owned subsidiary) to Zheng, Huiyi, the CEO and Chairman of the Board of Directors of the Company with consideration of HK$1. Meanwhile, all receivables and payables between the Company and Platinum HK with its subsidiary were waived-off. The disposal of subsidiaries resulted in a loss of $57,978 during the nine months ended June 30, 2025. This disposal was not classified as a discontinued operation as Platinum HK and its subsidiary was merely provided services to Platinum Singapore, which did not represent a separate major line of business to the Company.

NOTE 11 — ORDINARY SHARES

As of March 31, 2026 and September 30, 2025, the Company had 11,205,435 Class A Ordinary Shares and 6,853,674 Class B Ordinary Shares issued and outstanding, par value US$0.0004 per share. Each Class A Ordinary Share entitles the holder to one vote and each Class B Ordinary Share to twenty votes on all matters submitted to a vote of shareholders. There were no changes in the Company’s issued share capital during the six months ended March 31, 2026.

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PLATINUM ANALYTICS CAYMAN LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Commitments

As of March 31, 2026 and September 30, 2025, we did not have any other significant capital or other commitment.

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2026, the Company has no significant outstanding litigation.

NOTE 13 — SUBSEQUENT EVENTS

On July 7, 2026, the Company received a Staff Delisting Determination from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) under Nasdaq Listing Rule IM-5101-4, which the Company disclosed on Form 6-K on July 10, 2026. The Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”), which was held on August 18, 2026. On September 21, 2026, the Panel denied the Company’s request for continued listing, and trading in the Company’s shares on Nasdaq was suspended effective September 23, 2026. The Company may request a review of the decision by the Nasdaq Listing and Hearing Review Council within 15 days of the decision. A request for review does not stay the suspension. The Company has requested such review. There can be no assurance that any review will be successful.

Except as disclosed above, the Company has evaluated subsequent events through September 30, 2026, the date the condensed consolidated financial statements were issued, and identified no other events that would have required adjustment to or disclosure in the condensed consolidated financial statements,

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